UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2007

BLUE SQUARE – ISRAEL LTD.
(translation of registrant’s name into English)

2 Amal St., Afek Industrial Park, Rosh Ha’ayin 48092, Israel
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐ No ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed by the undersigned, thereunto duly authorized.

BLUE SQUARE - ISRAEL LTD. By: /s/ Elli Levinson Sela —————————————— Elli Levinson Sela, Adv. General Counsel & Corporate Secretary

Contact: Blue Square-Israel Ltd. Elli Levinson-Sela General Counsel & Corporate Secretary Telephone: 972-3-9282670 Fax: 972-3-9282498 Email: ellils@bsi.co.il

BLUE SQUARE ANNOUNCES COMPLETION OF ACQUISITION OF 51% OF OUTSTANDING SHARES OF EDEN BRIUT TEVA MARKET LTD., AN ISRAELI RETAIL COMPANY SPECIALIZING IN ORGANIC, NATURAL AND HEALTH FOOD PRODUCTS.

ROSH HAAYIN, Israel, October 10, 2007 – Blue Square-Israel Ltd. (NYSE: BSI) (hereinafter: “Blue Square”) announced today that further to its announcement dated August 3, 2007, regarding the signing of a term sheet (hereinafter: the “Term Sheet”) with Eden Briut Teva Market Ltd. (hereinafter: “Eden”) and with Eden’s shareholders for the acquisition of 51% of the outstanding shares of Eden, the parties have received the required approvals for the acquisition and the transaction as agreed in the Term Sheet has been completed. Following the completion of the transaction Blue Square now owns 51% of the outstanding shares of Eden.

Eden is a private Israeli retail company established in 2003, currently operating 2 supermarket stores specializing in organic, natural and health food products. Blue Square and Eden’s other shareholders intend to accelerate the development of Eden’s chain of supermarkets in Israel.

Blue Square CEO, Mr. Kalimi, commented after the completion of the transaction:

“We are delighted to complete the acquisition of the control of Eden , a pioneer chain of two large stores (one of approx. 750 square meters and one of approx. 3,000 square meters), and we will work with Eden’s other shareholders to extend Eden’s brand throughout Israel. We expect that our joint efforts will boost our results while positioning us to benefit from one of the market’s strongest long-term growth drivers- organic food.”

Blue Square-Israel Ltd. is a leading retailer in Israel. A pioneer of modern food retailing, in the region. Blue Square currently operates 182 supermarkets under different formats, each offering varying levels of services and prices. For more information, please refer to the Blue Square-Israel Ltd. website at www.bsi.co.il.

Forward Looking Statements

The statements contained in this release, except for historical facts, which are forward-looking with respect to plans, projections, or future performance of Blue Square, involve certain risks and uncertainties. Potential risks and uncertainties include, but are not limited to, risk of market acceptance, the effect of economic conditions, the impact of competitive pricing, supply constrains, the effect of Blue Square’s accounting policies, as well as certain other risks and uncertainties which are detailed in Blue Square’s filings with the Securities and Exchange Commission, particularly the Annual Report on Form 20-F for the year ended December 31, 2006.